SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X                       Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ____        No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________________________)

TABLE OF CONTENTS

Press Release dated June 5, 2002

Press Release dated June 25, 2002

Press Release dated June 27, 2002

Press Release dated June 28, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A

Name: Fabrizio Cosco
Title: Company Secretary

Press Release

Eni: The Board of Directors delegates its powers and appoints Mr. Vittorio Mincato Chief Executive Officer

Eni informs that its Board of Directors delegated today to the Chairman, Mr. Roberto Poli, powers for researching and promoting integrated projects and strategic international agreements, and has appointed Mr. Vittorio Mincato Chief Executive Officer, confirming the powers already delegated to him by the previous Board of Directors.

The Board of Directors has also appointed Mr. Mario Cattaneo, Mr. Renzo Costi and Mr. Mario Resca members of the Compensation Committee and Mr. Mario Cattaneo, Mr. Alberto Clô, Mr. Renzo Costi and Mr. Dario Fruscio members of the Audit Committee.

Finally the Board of Directors set up the Oil & Gas Committee composed by Mr. Alberto Clô, Mr. Dario Fruscio, Mr. Vittorio Mincato and Mr. Guglielmo Moscato.

San Donato Milanese, June 5, 2002

PRESS RELEASE

Eni and EnBW are close to sign the contract through which they will acquire the control (95.62%) of the German Company GVS. The operation will be closed in the next few days. That was announced today by Mr Vittorio Mincato, Chief Executive Officer of Eni, during the presentation of the “World Oil & Gas Review” in Milan. The acquisition of GVS, worth a total of 720 million euro, will take place through a Newco jointly held by Eni and EnBW. With the acquisition of GVS, together with EnBW, Eni carries on its expansion in the European gas market after entering the Spanish, Portuguese and Turkish markets. This in order to balance, on the foreign markets, the growth potential that can not be seized in the domestic market due to the limits imposed by the opening of the Italian market.

San Donato Milanese, June 25 2002

PRESS RELEASE

Eni: Mr. Vittorio Mincato, Chief Executive Officer of Eni, meets the financial community in London and illustrates the Company’s projects and lines of development. The Road Show continues in New York where Mr. Mincato will ring the closing bell of the NYSE

Mr. Vittorio Mincato, Chief Executive Officer of Eni, met today the financial community in London and presented “Eni’s Oil and Gas Business Trend” illustrating the Company’s extraordinary international growth, the strong integration reached through the divisionalization process and the focusing on the core business.

Back in London, after last January presentation of the 2002-2005 Strategic Plan, Mr. Mincato gave some anticipation on the significant results reached by Eni.

Average production, in the second quarter of 2002 — net of Opec’s cuts of 34,000 barrels per day — reached 1 million 453,000 barrels per day with a growth of about 8% over the production of 1 million 346,000 barrels a day in the same period of last year.

The significant increase of the production in the second quarter of 2002 enabled Eni to reach an average production of 1 million 447,000 barrels per day in the first half of 2002, with a 6% increase over the same period in 2001.

Commenting upon Exploration & Production activities, Mr. Mincato underlined the effort put in the continuous process of portfolio rationalisation.

Among the main international projects currently underway, Mr. Mincato pointed out the positive progress in the Libyan Gas Project, in the activities in West Africa and in Russia where Eni has drilled the first exploration well in the high-potential area of Astrakhan.

Mr. Mincato has also confirmed the objectives of the 2005 Strategic Plan underlying the completion of the transformation of Eni from a holding to an integrated company organised in three divisions: E&P Division, G&P Division and R&M Division. The new structure enables a simplification of the portfolio, further cost reductions and a greater efficiency.

“Today Eni is a Company — Mr. Mincato said — deeply different from the Eni of a few years ago: more international, more integrated and more focused on the core business. We therefore want to continue the reduction of the capital employed in the petrochemical sector.”

With reference to the Gas & Power activities, Mr. Mincato underlined the significant increase of gas sales abroad that at the end of 2002 will increase up to about 20 billion cubic meters per year, compared with 12 billion cubic meters per year in 2001.

This result is consistent with the target to sell abroad 38 billion cubic meters of gas per year by 2005. This will be achieved also thanks to the acquisition, together with EnBW, of GVS, the fourth operator in the German gas market, with an average gas distribution of about 8 billion cubic meters per year.

In the Italian power generation sector, a complementary activity to the core-business of oil and gas, Eni is building the power plants of Sannazzaro de Burgondi (in the province of Pavia) and Ravenna, while works for the Ferrara plant will start soon.

On Friday, Mr. Vittorio Mincato will continue the Road Show in the United States where he will meet the financial community in New York; in the afternoon, invited by the NYSE, he will ring the closing bell.

London, June 27, 2002

PRESS RELEASE

ENI AND ENBW ACQUIRE THE GERMAN GVS.

Eni and EnBW have acquired a controlling interest in GVS (Gasversogung Süddeutschland GmbH), the fourth operator in the German gas market. The sellers have been the Land of Baden-Württemberg (25%), the Mannheim utility MVV RHE AG (26.25%) and other local municipalities (10.97%). The transaction will be completed with the acquisition of the shares (33.4%) already held by EnBW through a controlled company. The total shareholding (95.62%) will be transferred to the new company equally owned by EnBW-Eni, after the approval of the relevant antitrust authorities. The total value attributed to 100% of GVS amounts to 720 million euro.

GVS is one of the major operators in the German gas market transporting and marketing about 8 billion cubic meters of gas per year to some 750 local municipalities. In 2001 revenues have reached 1.7 billion euro with an EBIT of 91 million euro.

“The acquisition of GVS, carried out today with our partner EnBW, has been of great satisfaction,” declared Vittorio Mincato, Eni’s Chief Executive Officer. It represents for Eni an important step toward the development of gas activities in a large market such as Germany. This is the fourth important transaction we have successfully achieved, it follows our entrance into the Portuguese gas market, with the acquisition of 33.34% of Galpenergia; the commercial agreements in Spain with gas sales of up to 1.5 billion cubic meters per year, starting this year for over 10 years and the start up within the current year, together with Gazprom, of the gas supply to Turkey of up to 16 billion cubic meters per year through the recently completed Blue Stream pipeline”.

“We want GVS to become a strong player with an active role in the deregulated German gas market,” stated Pierre Lederer, member of the Executive Board of EnBW, adding that “the combination of EnBW’s strengths (partnership strategy, understanding of municipalities and marketing competency) with the ones of Eni (gas supply contracts portfolio, equity gas, integrated transportation network) will create a strong alliance for the German gas market. The cooperation between Eni, EnBW and GVS will represent a reliable and competent partner for municipalities and LDCs.”

San Donato Milanese, June 28 2002